UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CureVac N.V.

(Name of Subject Company)

CureVac N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Marco Rau

Executive Vice President Legal & Compliance / General Counsel

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Howard Ellin

June Dipchand

Stephan Hutter

Holger Hofmeister

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands having its registered office (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 77798031 (the “Company” or “CureVac”) on October 21, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the exchange offer (the “Offer”) by BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer” or “BioNTech”), and the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on October 21, 2025 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which Buyer is offering to exchange each ordinary share, par value €0.12 per share, of the Company validly tendered and not properly withdrawn pursuant to the Offer for the right to receive (such consideration, the “Offer Consideration”) a number of American Depositary Shares of BioNTech (“BioNTech ADSs”), each representing one BioNTech ordinary share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By removing the strikethrough text and adding the bolded and underlined text to the first paragraph on page 37 in Item 8(d) “Risks relating to potential repayment obligations under the Advance Purchase Agreement with the European Commission for the Company’s first-generation COVID-19 vaccine candidate”:

“On July 24, 2024, the EU Commission informed the Company that it had engaged Deloitte, S.L. (“Deloitte”) to conduct an audit of the Company’s compliance with the APA. On September 17, 2025, the EU Commission provided the Company with Deloitte’s draft audit report, which included preliminary findings alleging missing documentation, absence of project cost allocation, cost traceability and reconciliations, as well as inconsistencies between information submitted during the audit and financial information previously provided to the EU Commission. The Company ~~is cooperating~~ cooperated fully with the EU Commission and Deloitte and ~~has~~ submitted a detailed response and objections to the findings of Deloitte’s draft audit report on October 17, 2025. ~~The EU Commission is expected to issue a final audit report within sixty (60) days thereafter.~~ On November 18, 2025, the EU Commission delivered to the Company Deloitte’s final audit report, which was consistent with their draft audit report.”

2.	By removing the strikethrough text and adding the bolded and underlined text to the second paragraph on page 37 in Item 8(d) “Risks relating to potential repayment obligations under the Advance Purchase Agreement with the European Commission for the Company’s first-generation COVID-19 vaccine candidate”:

“The Company contested, and continues to contest, the findings in Deloitte’s ~~draft~~ audit reports. ~~and believes it can refute the issues raised. However, it remains uncertain to what extent Deloitte and the European Commission will accept the Company’s position.~~ If the European Commission will seek recovery of any portion or all of the €450 million upfront payment or to impose any fines related thereto, the Company will defend itself against any such payment request or imposed fines to the fullest extent legally possible. ~~It is also unclear whether the European Commission will rely on Deloitte’s final audit report to seek recovery of any portion of the €450 million upfront payment. The Company cannot exclude the possibility of being required to repay a portion or all of the €450 million upfront payment.~~ Should the Company be unsuccessful in contesting any such repayment claims, or the payment of related fines, this could materially affect the Company’s financial position, cash flows, and results of operations.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(O)	CureVac N.V. Press Release dated November 24, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on November 24, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CureVac N.V.
(Registrant)

Date: November 24, 2025	By:	/s/ Alexander Zehnder
Chief Executive Officer